UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM
(Amendment No. 2)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
Kabushiki Kaisha Sammy NetWorks

(Name of Subject Company)
Sammy NetWorks Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))
Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)
Sega Sammy Holdings Inc.

(Name of Person(s) Furnishing Form)
Common Stock

(Title of Class of Subject Securities)
Not applicable.

(CUSIP Number of Class of Securities (if applicable))
Masaaki Ono
President
Sammy Networks Co., Ltd.
NBF Minami-Aoyama Bldg 3F
3-1-31 Minami-Aoyama, Minato-ku
Tokyo 107-0062
Japan
+81-3-5414-3030
Sammy NetWorks Co., Ltd.

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Teruhito Tanno	Theodore A. Paradise, Esq.
General Affairs, Legal & Compliance	Davis Polk & Wardwell LLP
Department Administration Division	Izumi Garden Tower 33F
Sega Sammy Holdings Inc.	6-1, Roppongi 1-Chome
Shiodome Sumitomo Building 21F	Minato-ku, Tokyo 106-6033, Japan
1-9-2 Higashi Shimbashi, Minato-ku	+81-3-5561-4421
Tokyo 105-0021
Japan
+81-3-6215-9955
N/A

(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 2 amends the Form CB submitted by Sega Sammy Holdings Inc. to the Securities and Exchange Commission on August 30, 2010 and the Amendment No. 1 thereto submitted on August 31, 2010.
PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents
Exhibit I-1: Press release of Sega Sammy Holdings Inc., Sammy NetWorks Co., Ltd., Sega Toys Co., Ltd. and TMS Entertainment, Ltd. entitled “Notice Concerning Exchange of Shares to Convert Sammy NetWorks Co., Ltd., SEGA TOYS CO., LTD. and TMS ENTERTAINMENT, LTD. into Wholly Owned Subsidiaries of SEGA SAMMY HOLDINGS INC.,” dated August 27, 2010.*

Exhibit I-2: Sammy NetWorks Co., Ltd.’s Public Notice of Setting Record Date for the Purpose of Convening an Extraordinary General Meeting of Shareholders, dated August 30, 2010.*

Exhibit I-3: Sammy NetWorks Co., Ltd.’s Notice of Convocation of the Extraordinary General Meeting of Shareholders dated October 12, 2010.

* Previously submitted.

Item 2.	Informational Legends
Included in Exhibit I-1.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1)	Exhibit II-1: Extraordinary Report of Sammy NetWorks Co., Ltd. dated August 27, 2010.*

* Previously submitted.

(2)	Not applicable.

(3)	Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
(1)	Written irrevocable consent and power of attorney on Form F-X filed with the Commission on August 30, 2010.

(2)	Not applicable.

PART IV — SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Hajime Satomi

(Signature)

Hajime Satomi Chairman of the Board and Chief Executive Officer, Sega Sammy Holdings Inc.

(Name and Title)

October 13, 2010

(Date)

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